SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	WRL Series Life Account G

Address of Principal Business Office:

570 Carillon Parkway
St. Petersburg, FL 33716

Telephone Number: 1-727-299-1800

Name and Address of Agent for Service of Process:

Arthur D. Woods, Esq.
Vice President and Senior Counsel
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes /X /	No / /

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of St. Petersburg and the State of Florida on the 14th day of July, 2006.

WRL SERIES LIFE ACCOUNT G

ATTEST:

/s/ Priscilla I. Hechler	By: /s/ Arthur D. Woods
Name:	Priscilla I. Hechler	Arthur D. Woods
Title:	Assistant Vice President and	Vice President and Senior Counsel
Assistant Secretary	Western Reserve Life Assurance Co.
of Ohio